December 29, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eddie Kim and Mara Ranson

Re:	RIKU DINING GROUP Ltd
Registration Statement on Form F-1, as amended
Initially Filed on September 12, 2025
File No. 333-290212
Request For Acceleration of Effectiveness

Dear Eddie Kim and Mara Ranson:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Eddid Securities USA Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time on December 31, 2025, or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Eddid Securities USA Inc.

By:	/s/ Tom Li
Name:	Tom Li
Title:	Chief Executive Officer